================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 22)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                         87927W10
        (Title of class of securities)                            (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                   May 6, 2004
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)





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-----------------------------------        -------------------------------------
CUSIP No.  87927W10                  13D
-----------------------------------        -------------------------------------

-------------------------  -----------------------------------------------------
1                          NAME OF REPORTING PERSON     EDIZIONE HOLDING S.p.A.
                           I.R.S. IDENTIFICATION NO.    Not Applicable
                           OF ABOVE PERSON
-------------------------  -----------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A                (a) [X]
                           MEMBER OF A GROUP:                            (b) [ ]
-------------------------  -----------------------------------------------------
3                          SEC USE ONLY
-------------------------  -----------------------------------------------------
4                          SOURCE OF FUNDS:                        WC
-------------------------  -----------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [ ]
-------------------------  -----------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:   Italy
-------------------------  -----------------------------------------------------
                           7           SOLE VOTING POWER:    0

                           ----------  -----------------------------------------
                           8           SHARED VOTING POWER:       1,751,765,823
NUMBER OF                                                         (See Item 5)
SHARES                     ----------  -----------------------------------------
BENEFICIALLY               9           SOLE DISPOSITIVE POWER:    0
OWNED BY
EACH                       ----------  -----------------------------------------
REPORTING                  10          SHARED DISPOSITIVE POWER:  1,751,765,823
PERSON WITH                                                       (See Item 5)
-------------------------  -----------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED    1,751,765,823
                           BY REPORTING PERSON:                   (See Item 5)
-------------------------  -----------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN
                           ROW (11) EXCLUDES CERTAIN SHARES:                 [ ]

-------------------------  -----------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED           16.99%
                           BY AMOUNT IN ROW (11):                 (See Item 5)
-------------------------  -----------------------------------------------------
14                         TYPE OF REPORTING PERSON:     CO


                                    (Page 2)





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-----------------------------------        -------------------------------------
CUSIP No.  87927W10                  13D
-----------------------------------        -------------------------------------

-------------------------  -----------------------------------------------------
1                          NAME OF REPORTING PERSON     EDIZIONE FINANCE
                           I.R.S. IDENTIFICATION NO.    INTERNATIONAL S.A.
                           OF ABOVE PERSON              Not Applicable
-------------------------  -----------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A                (a) [X]
                           MEMBER OF A GROUP:                            (b) [ ]
-------------------------  -----------------------------------------------------
3                          SEC USE ONLY
-------------------------  -----------------------------------------------------
4                          SOURCE OF FUNDS:                        WC
-------------------------  -----------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [ ]
-------------------------  -----------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:   Italy
-------------------------  -----------------------------------------------------
                           7           SOLE VOTING POWER:    0

                           ----------  -----------------------------------------
                           8           SHARED VOTING POWER:       1,751,765,823
NUMBER OF                                                         (See Item 5)
SHARES                     ----------  -----------------------------------------
BENEFICIALLY               9           SOLE DISPOSITIVE POWER:    0
OWNED BY
EACH                       ----------  -----------------------------------------
REPORTING                  10          SHARED DISPOSITIVE POWER:  1,751,765,823
PERSON WITH                                                       (See Item 5)
-------------------------  -----------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED    1,751,765,823
                           BY REPORTING PERSON:                   (See Item 5)
-------------------------  -----------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN
                           ROW (11) EXCLUDES CERTAIN SHARES:                 [ ]

-------------------------  -----------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED           16.99%
                           BY AMOUNT IN ROW (11):                 (See Item 5)
-------------------------  -----------------------------------------------------
14                         TYPE OF REPORTING PERSON:     CO


                                   (Page 3)

-----------------------------------        -------------------------------------
CUSIP No.  87927W10                  13D
-----------------------------------        -------------------------------------

-------------------------  -----------------------------------------------------
1                          NAME OF REPORTING PERSON     RAGIONE S.a.p.a. DI
                           I.R.S. IDENTIFICATION NO.    GILBERTO BENNETTON E.C.
                           OF ABOVE PERSON              Not Applicable
-------------------------  -----------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A                (a) [X]
                           MEMBER OF A GROUP:                            (b) [ ]
-------------------------  -----------------------------------------------------
3                          SEC USE ONLY
-------------------------  -----------------------------------------------------
4                          SOURCE OF FUNDS:                        WC
-------------------------  -----------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [ ]
-------------------------  -----------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:   Italy
-------------------------  -----------------------------------------------------
                           7           SOLE VOTING POWER:    0

                           ----------  -----------------------------------------
                           8           SHARED VOTING POWER:       1,751,765,823
NUMBER OF                                                         (See Item 5)
SHARES                     ----------  -----------------------------------------
BENEFICIALLY               9           SOLE DISPOSITIVE POWER:    0
OWNED BY
EACH                       ----------  -----------------------------------------
REPORTING                  10          SHARED DISPOSITIVE POWER:  1,751,765,823
PERSON WITH                                                       (See Item 5)
-------------------------  -----------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED    1,751,765,823
                           BY REPORTING PERSON:                   (See Item 5)
-------------------------  -----------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN
                           ROW (11) EXCLUDES CERTAIN SHARES:                 [ ]

-------------------------  -----------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED           16.99%
                           BY AMOUNT IN ROW (11):                 (See Item 5)
-------------------------  -----------------------------------------------------
14                         TYPE OF REPORTING PERSON:     PN


                                    (Page 4)





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     This Amendment No. 22 amends the Statement on Schedule 13D dated August 9,
2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

     This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person or by such nominee director or officer.

Item 4.  Purpose of Transaction

     On April 19, 2004, Olimpia announced its proposal that certain resolutions be adopted at an ordinary meeting of shareholders of Telecom Italia to be held on May 5 and May 6, 2004 (the "2004 Shareholders' Meeting"). Among other things, Olimpia proposed that (i) the number of directors of Telecom Italia be increased from fifteen to nineteen, (ii) the directors of Telecom Italia elected at the 2004 Shareholders' Meeting shall hold office for a period of three years and
(iii) a "slate" of nineteen candidates be elected to the board of directors of Telecom Italia. A copy of the announcement issued by Olimpia (which includes the name of each of the persons on Olimpia's slate of candidates for election to the board of directors of Telecom Italia) is filed as Exhibit 47. The resolutions proposed by Olimpia were adopted at the 2004 Shareholders' Meeting.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     Reference is made to the New Partners Agreement (as that term is defined in Item 3 of Amendment No. 10 to the Statement on Schedule 13D). On April 24, 2004, Pirelli & C., UCI and BCI filed a notice with Consob, the Italian securities regulator, which reports that the term of the New Partners Agreement has automatically been extended until October 4, 2006. A copy of the notice is filed as Exhibit 48. The initial term of the New Partners Agreement expires on October 4, 2004, but the agreement is automatically renewed for a period of two years if notice of termination is not given by any party thereto six months prior such date.


                                    (Page 5)

Item 7.  Material to be Filed as Exhibits

47. Announcement of Olimpia, dated as of April 19, 2004.

48. Notice of Pirelli & C., UCI and BCI, dated as of April 24, 2004.






                                    (Page 6)

                                  EXHIBIT INDEX

Exhibit No.
-----------

    47.   Announcement of Olimpia, dated as of April 19, 2004.

    48.   Notice of Pirelli & C., UCI and BCI, dated as of April 24, 2004.










                                    (Page 7)

                                    SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Date: June 7, 2004
                                          EDIZIONE HOLDING S.p.A.



                                          By: /s/ Gianni Mion
                                              --------------------------------
                                              Name:   Gianni Mion
                                              Title:  Chief Executive Officer







                                    (Page 8)

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: June 7, 2004

                                          EDIZIONE FINANCE INTERNATIONAL S.A.


                                          By: /s/ Gustave Stoffel
                                              --------------------------------
                                              Name:   Gustave Stoffel
                                              Title:  Director





                                    (Page 9)

                                    SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: June 7, 2004

                                          RAGIONE S.a.p.a DI GILBERTO
                                            BENETTON E C.


                                          By: /s/ Gilberto Benetton
                                              --------------------------------
                                              Name:   Gilberto Benetton
                                              Title:  Chairman







                                   (Page 10)